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                             E X H I B I T  1 9 . 1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 1996 and 1995 are summarized below.

         As has been the case for several months, demand for all of our products continued to be relatively weak throughout the second quarter. During the recently completed quarter, sales and lease revenues amounted to $6,162,712 compared to $6,982,747 recorded for the second quarter of 1995. This is an 11.7% decline from the year earlier period, and while, revenues from the sale of all products declined, the decrease was slightly more pronounced with regard to automatic rivet setting machines and related tools and parts. On a year to date basis, sales and lease revenues declined approximately 14.6% to $11,486,344 and the decline was again more pronounced with regard to machines and related tools and parts.

         As would be expected, given lower sales volumes recorded in 1996, net income is also lower, amounting to $433,227 or $.74 per share on 585,748 average shares outstanding during the second quarter of 1996 compared to $668,908 or $1.14 per share on 586,645 average shares outstanding during the second quater of 1995. On a year to basis, net income amounted to $783,856 or $1.34 per share on 585,748 average shares outstanding during the first half of 1996 compared to $1,258,151 or $2.14 per share on 586,646 average shares outstanding during the first half of 1995. Reduced volume, and to a lesser extent, the change in product mix account for the decline in income recorded in the first half of 1996.

         Demand continues to be soft throughout our markets suggesting that for the remainder of the year, both sales and earnings will continue to fall short of the exceptional results attained during 1995. Our markets continue to be characterized by excessive supply, a fact that not only limits our ability to recover increased costs of manufacture, but also makes it very difficult to expand our market share while maintaining an acceptable level of profitability. In spite of these obstacles, we plan to continue aggressively pursing opportunities that offer the potential to increase profitability.

         Previously, the Company announced it had entered into an agreement to purchase substantially all of the assets and assume certain liabilities of H & L Tool Company, Inc. of Madison Heights, Michigan. The agreement was subject to various conditions, including completion of a due diligence investigation and the negotiation of a satisfactory purchase and sale agreement. The due diligence investigation is proceeding, and we are negotiating the terms of the definitive purchase and sale agreement.

                             Respectfully yours,

           John A. Morrissey                       John C. Osterman
               Chairman                                President

July 29, 1996
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                          CHICAGO RIVET & MACHINE CO.
                        Summary of Results of Operations
                   For the Three and Six Months Ended June 30

                                    Second Quarter                    First Six Months
                              -------------------------        ----------------------------
                                 1996           1995               1996             1995
                              ----------     ----------        -----------      -----------
Net sales and lease revenue   $6,162,712    $6,982,747         $11,486,344      $13,441,404
Income before taxes              702,245     1,115,908           1,273,856        2,132,151
Income after taxes               433,227       668,908             783,856        1,258,151
Net income per share                 .74          1.14                1.34             2.14
Average shares outstanding       585,748       586,645             585,748          586,646

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                    (All figures subject to year end audit)

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